SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                          Three year period ending 2008

                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

  Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of
     1935 by a Person Regularly Employed or Retained by a Registered Holding
        Company or a Subsidiary Thereof and Whose Employment Contemplates
                Only Routine Expenses as Specified in Rule 71(b)

         1. Name and business address of person filing statement.

                  Michael W. Southern
                  Southern Company Services, Inc.
                  30 Ivan Allen Jr. Blvd, NW
                  P.O. Box 1069 Atlanta, GA 30308

         2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

                  None

         3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

                  Southern Company and all its subsidiaries.

         4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

The undersigned is Senior Vice President and Chief Financial Officer of Southern Power Company. He files this statement on behalf of said Company or any affiliated company before the Securities and Exchange Commission or Federal Energy Regulatory Commission or any member, officer or employee of such commissions or before any member or committee of Congress, which may include, among other things, proceedings in connection with the Public Utilities Holding Company and Federal Energy Regulatory Commission Acts or in connection with legislation.

         5. (a) Compensation received during the prior reporting period and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

                     Salary or other
                      Compensations
               -------------------------------
Name of          received        to be           Person or company from whom
recipient                      received          received or to be received
                  (a)            (b)

Michael W.    $2,292,021    to be included       Southern Company Services, Inc.
Southern                   in supplementary
                             statement

           (b) Basis for compensation if other than salary. N/A

          6. (To be answered in supplementary statement only.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

           (a) Total amount of routine expenses charged to client: $

           (b) Itemized list of all other expenses: N/A

Date  Jan 26, 2006                          (Signed) /s/  Michael W. Southern